

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 9, 2006

Mr. Gregory A. Wright
Chief Financial Officer
Tesoro Corporation
300 Concord Plaza Drive
San Antonio, TX 78216-6999

> **Re:** **Tesoro Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Response Letter Dated May 24, 2006**
> **File No. 1-3473**

Dear Mr. Wright:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief